EX 99.28(d)(11)(v)

Amendment  to

Investment Sub-Advisory Agreement among

Jackson National Asset Management, LLC,

Mellon Capital Management Corporation, and

Jackson Variable Series Trust

This Amendment is made by and among Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), Mellon Capital Management Corporation, a corporation organized under the laws of Delaware and registered investment adviser (the “Sub-Adviser”) and Jackson Variable Series Trust, a Massachusetts business trust (the “Trust”).

Whereas, the Adviser, the Sub-Adviser, and the Trust (the “Parties”) entered into an Investment Sub-Advisory Agreement effective as of the 27th day of April, 2015, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios (the “Funds”) of the Trust, as listed on Schedule A of the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Parties agreed to amend the sub-advisory fees, as set forth on Schedule B to the Agreement, to reflect fee reductions for the following three Funds, effective July 1, 2017:

1)	JNL Tactical ETF Conservative Fund;

2)	JNL Tactical ETF Moderate Fund; and

3)	JNL Tactical ETF Growth Fund.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated July 1, 2017, attached hereto.

2.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3.
Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4.	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed and effective July 1, 2017.

Jackson National Asset Management, LLC		Mellon Capital Management Corporation

By:	/s/ Mark D. Nerud	By:	/s/ Sheryl Linck
Name:	Mark D. Nerud	Name:	Sheryl Linck
Title:	President and CEO	Title:	Managing Director

Jackson Variable Series Trust

By:	/s/ Adam C. Lueck
Name:	Adam C. Lueck
Title:	Assistant Secretary

Schedule B
Dated July 1, 2017
(Compensation)

Fund	Assets	Annual Rate (Based on Average Net Assets of each Fund)
JNL Tactical ETF Conservative Fund	$0 to $750 million $750 million to $2 billion Over $2 billion	0.030% 0.015% 0.010%
JNL Tactical ETF Moderate Fund	$0 to $750 million $750 million to $2 billion Over $2 billion	0.030% 0.015% 0.010%
JNL Tactical ETF Growth Fund	$0 to $750 million $750 million to $2 billion Over $2 billion	0.030% 0.015% 0.010%

B-1